Exhibit 99.1

Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	September 30, 2013	December 31, 2012

ASSETS
Current assets
Cash	$315	$1,837
Trade and other receivables	194,195	170,972
Crude oil inventory	406	1,363
Financial derivatives	10,577	20,167
	205,493	194,339
Non-current assets
Financial derivatives	1,270	—
Exploration and evaluation assets (note 3)	177,395	240,015
Oil and gas properties (note 4)	2,288,408	2,037,576
Other plant and equipment	30,848	28,392
Goodwill	37,755	37,755
	$2,741,169	$2,538,077

LIABILITIES
Current liabilities
Trade and other payables	$225,230	$181,558
Dividends payable to shareholders	27,389	26,811
Financial derivatives	20,021	10,826
	272,640	219,195
Non-current liabilities
Bank loan (note 5)	244,651	116,394
Long-term debt (note 6)	446,659	441,195
Asset retirement obligations (note 7)	245,489	265,520
Deferred income tax liability	234,557	189,160
Financial derivatives	1,108	7,201
	1,445,104	1,238,665

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 8)	1,969,018	1,860,358
Contributed surplus	58,616	65,615
Accumulated other comprehensive loss	(6,722)	(12,462)
Deficit	(724,847)	(614,099)
	1,296,065	1,299,412
	$2,741,169	$2,538,077

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Revenues, net of royalties (note 12)	$339,395	$252,028	$846,063	$780,617

Expenses
Production and operating	72,565	57,093	206,780	172,347
Transportation and blending	33,178	44,426	120,754	153,953
Exploration and evaluation (note 3)	2,160	2,553	7,737	9,483
Depletion and depreciation	74,397	71,642	239,507	214,534
General and administrative	10,970	9,914	33,060	32,239
Share-based compensation (note 9)	8,586	9,759	27,524	28,960
Financing costs (note 13)	12,478	12,862	37,858	34,955
Loss (gain) on financial derivatives (note 15)	19,065	(1,434)	18,515	(47,956)
Foreign exchange (gain) loss (note 14)	(4,058)	(6,248)	1,077	(4,236)
(Gain) loss on divestiture of oil and gas properties	(38)	2,654	(20,989)	(172,752)
Charge on redemption of long-term debt	—	9,261	—	9,261
	229,303	212,482	671,823	430,788
Net income before income taxes	110,092	39,546	174,240	349,829
Income tax expense (note 11)
Current income tax (recovery) expense	(6,821)	(3,035)	(6,821)	13,629
Deferred income tax expense	29,582	15,808	47,389	109,189
	22,761	12,773	40,568	122,818
Net income attributable to shareholders	$87,331	$26,773	$133,672	$227,011
Other comprehensive income
Foreign currency translation adjustment	(5,603)	(14,445)	5,740	(12,877)
Comprehensive income	$81,728	$12,328	$139,412	$214,134

Net income per common share (note 10)
Basic	$0.70	$0.22	$1.08	$1.90
Diluted	$0.70	$0.22	$1.07	$1.87

Weighted average common shares (note 10)
Basic	124,172	120,469	123,318	119,476
Diluted	125,570	121,893	124,860	121,291

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus(1)	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2011	$1,680,184	$85,716	$(3,546)	$(555,620)	$1,206,734
Dividends to shareholders	—	—	—	(236,895)	(236,895)
Exercise of share rights	47,320	(28,857)	—	—	18,463
Vesting of share awards	20,048	(20,048)	—	—	—
Share-based compensation	—	28,960	—	—	28,960
Issued pursuant to dividend reinvestment plan	75,407	—	—	—	75,407
Comprehensive income for the period	—	—	(12,877)	227,011	214,134
Balance at September 30, 2012	$1,822,959	$65,771	$(16,423)	$(565,504)	$1,306,803
Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412
Dividends to shareholders	—	—	—	(244,420)	(244,420)
Exercise of share rights	19,596	(12,184)	—	—	7,412
Vesting of share awards	22,339	(22,339)	—	—	—
Share-based compensation	—	27,524	—	—	27,524
Issued pursuant to dividend reinvestment plan	66,725	—	—	—	66,725
Comprehensive income for the period	—	—	5,740	133,672	139,412
Balance at September 30, 2013	$1,969,018	$58,616	$(6,722)	$(724,847)	$1,296,065
(1) Contributed surplus is comprised of share-based compensation.

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$87,331	$26,773	$133,672	$227,011
Adjustments for:
Share-based compensation (note 9)	8,586	9,759	27,524	28,960
Unrealized foreign exchange (gain) loss (note 14)	(4,030)	(5,346)	4,706	(3,234)
Exploration and evaluation	2,160	2,553	7,737	9,483
Depletion and depreciation	74,397	71,642	239,507	214,534
Unrealized (gain) loss on financial derivatives (note 15)	(653)	7,139	11,693	(36,043)
(Gain) loss on divestitures of oil and gas properties	(38)	2,654	(20,989)	(172,752)
Current income tax expense on divestiture	—	(3,035)	—	13,629
Deferred income tax expense	29,582	15,808	47,389	109,189
Charge on redemption of long-term debt	—	9,261	—	9,261
Financing costs (note 13)	12,478	12,862	37,858	34,955
Change in non-cash working capital	(1,776)	(6,497)	(21,334)	(16,210)
Asset retirement obligations settled (note 7)	(3,944)	(1,205)	(8,190)	(2,353)
	204,093	142,368	459,573	416,430

Financing activities
Payment of dividends	(61,437)	(51,458)	(177,117)	(160,813)
Increase (decrease) in bank loan	19,217	(214,035)	128,257	(130,175)
Proceeds from issuance of long-term debt	—	293,761	—	293,761
Redemption of long-term debt	—	(156,863)	—	(156,863)
Issuance of common shares (note 8)	2,111	3,399	7,412	18,463
Interest paid	(18,754)	(14,169)	(40,753)	(32,397)
	(58,863)	(139,365)	(82,201)	(168,024)

Investing activities
Additions to exploration and evaluation assets (note 3)	(2,545)	(4,402)	(7,608)	(12,096)
Additions to oil and gas properties (note 4)	(118,939)	(108,724)	(458,232)	(339,843)
Property acquisitions	18	(958)	(36)	(13,467)
Corporate acquisition	(3,586)	—	(3,586)	—
Proceeds from divestiture of oil and gas properties	730	(1,202)	44,962	316,200
Current income tax expense on divestiture	—	3,035	—	(13,629)
Additions to other plant and equipment, net of disposals	(12)	(2,454)	(4,732)	(9,121)
Change in non-cash working capital	(22,850)	3,716	52,085	20,558
	(147,184)	(110,989)	(377,147)	(51,398)
Impact of foreign currency translation on cash balances	(85)	(6,750)	(1,747)	(7,125)
Change in cash	(2,039)	(114,736)	(1,522)	189,883
Cash, beginning of period	2,354	312,466	1,837	7,847
Cash, end of period	$315	$197,730	$315	$197,730

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three and nine months ended September 30, 2013 and 2012
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards ("IFRS") and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2012. The Company’s accounting policies are unchanged compared to December 31, 2012 except as listed in note 3 "Changes in Accounting Policies" of the consolidated financial statements as of March 31, 2013. The use of estimates and judgments is also consistent with the December 31, 2012 consolidated financial statements.

The consolidated financial statements were approved by the Board of Directors of Baytex on October 29, 2013.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.    EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2011	$129,774
Capital expenditures	13,406
Property acquisitions	135,772
Exploration and evaluation expense	(12,202)
Transfer to oil and gas properties	(3,902)
Divestitures	(22,074)
Foreign currency translation	(759)
As at December 31, 2012	$240,015
Capital expenditures	7,608
Exploration and evaluation expense	(7,737)
Transfer to oil and gas properties	(62,596)
Divestitures	(1,251)
Foreign currency translation	1,356
As at September 30, 2013	$177,395

4.    OIL AND GAS PROPERTIES

Cost
As at December 31, 2011	$2,471,419
Capital expenditures	405,219
Property acquisitions	8,270
Transferred from exploration and evaluation assets	3,902
Change in asset retirement obligations	5,429
Divestitures	(133,447)
Foreign currency translation	(2,483)
As at December 31, 2012	$2,758,309
Capital expenditures	458,232
Property acquisitions	36
Corporate acquisition	100
Transferred from exploration and evaluation assets	62,596
Change in asset retirement obligations	(17,056)
Divestitures	(32,913)
Foreign currency translation	7,418
As at September 30, 2013	$3,236,722

Accumulated depletion
As at December 31, 2011	$439,259
Depletion for the period	294,623
Divestitures	(13,089)
Foreign currency translation	(60)
As at December 31, 2012	$720,733
Depletion for the period	237,199
Divestitures	(10,191)
Foreign currency translation	573
As at September 30, 2013	$948,314

Carrying value
As at December 31, 2012	$2,037,576
As at September 30, 2013	$2,288,408

5.    BANK LOAN

As at	September 30, 2013	December 31, 2012
Bank loan	$244,651	$116,394

The Company's wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40.0 million extendible operating loan facility with a chartered bank and an $810.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2, 3 or 4 year period (subject to a maximum four-year term at any time). On June 4, 2013, Baytex Energy reached agreement with its lending syndicate to amend the credit facilities to (i) increase the amount available under the extendible syndicated loan facility to $810.0 million (from $660.0 million), (ii) extend the maximum term of the revolving period for both the operating and syndicated loan facilities to four years (from three years) and, (iii) extend the maturity date of both the operating and syndicated loan facilities to June 14, 2017 (from June 14, 2015). The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, Baytex’s ability to pay dividends to its shareholders may be restricted.

Financing costs for nine months ended September 30, 2013 include credit facility amendment fees of $2.1 million ($0.8 million for the nine months ended September 30, 2012). The weighted average interest rate on the bank loan for the nine months ended September 30, 2013 was 4.80% (3.29% for the nine months ended September 30, 2012).

6.    LONG-TERM DEBT

As at	September 30, 2013	December 31, 2012
6.75% Series B senior unsecured debentures (US$150,000 – principal) due February 17, 2021	$152,421	$147,305
6.625% Series C senior unsecured debentures (Cdn$300,000 – principal) due July 19, 2022	294,238	293,890
	$446,659	$441,195

Accretion expense on debentures of $0.2 million has been recorded in financing costs on long-term debt for the three months ended September 30, 2013 (three months ended September 30, 2012 - $0.2 million) and $0.5 million for the nine months ended September 30, 2013 (nine months ended September 30, 2012 - $0.5 million).

7.     ASSET RETIREMENT OBLIGATIONS

	September 30, 2013	December 31, 2012
Balance, beginning of period	$265,520	$260,411
Liabilities incurred	12,332	7,092
Liabilities settled	(8,190)	(6,905)
Liabilities acquired	—	1,037
Liabilities divested	(1,294)	(2,372)
Accretion	5,167	6,631
Change in estimate(1)	(28,094)	(328)
Foreign currency translation	48	(46)
Balance, end of period	$245,489	$265,520

(1)	Changes in the status of wells, discount rates and the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

8.     SHAREHOLDERS’ CAPITAL
Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at September 30, 2013, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2011	117,893	$1,680,184
Issued on exercise of share rights	1,366	21,873
Transfer from contributed surplus on exercise of share rights	—	36,667
Transfer from contributed surplus on vesting and conversion of share awards	403	20,118
Issued pursuant to dividend reinvestment plan	2,206	101,516
Balance, December 31, 2012	121,868	$1,860,358
Issued on exercise of share rights	498	7,412
Transfer from contributed surplus on exercise of share rights	—	12,184
Transfer from contributed surplus on vesting and conversion of share awards	499	22,339
Issued pursuant to dividend reinvestment plan	1,632	66,725
Balance, September 30, 2013	124,497	$1,969,018

Monthly dividends of $0.22 per common share were declared by the Company during the three and nine months ended September 30, 2013 for total dividends declared of $82.0 million ($61.4 million net of dividend reinvestment) and $244.4 million ($178.1 million net of dividend reinvestment), respectively.

9.     EQUITY BASED PLANS
Share Award Incentive Plan

The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not at any time exceed 3.3% of the then-issued and outstanding common shares.

The Company recorded compensation expense related to the share awards of $8.4 million for the three months ended September 30, 2013 (three months ended September 30, 2012 - $8.8 million) and $27.0 million for the nine months ended September 30, 2013 (nine months ended September 30, 2012 - $26.8 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at 4.6% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $42.91 per restricted award and performance award granted during the nine months ended September 30, 2013 (nine months ended September 30, 2012 - $51.52 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000s)	Number of performance awards (000s)	Number of share awards (000s)
Balance, December 31, 2011	365	229	594
Granted	370	306	676
Vested and converted to common shares	(133)	(130)	(263)
Forfeited	(36)	(17)	(53)
Balance, December 31, 2012	566	388	954
Granted	437	374	811
Vested and converted to common shares	(198)	(124)	(322)
Forfeited	(72)	(41)	(113)
Balance, September 30, 2013	733	597	1,330

Share Rights Plan

As a result of the conversion of the legal structure of the Company's predecessor, Baytex Energy Trust (the "Trust"), from an income trust to a corporation at year-end 2010, Baytex adopted a Common Share Rights Incentive Plan (the "Share Rights Plan") to facilitate the exchange of the outstanding unit rights (granted under the Unit Rights Plan of the Trust) for share rights.

As a result of the adoption of the Share Award Incentive Plan (as described above) effective January 1, 2011, no further grants will be made under the Share Rights Plan. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, canceled or expired.

Under the Share Rights Plan, share rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. Each share right entitles the holder thereof to acquire a common share upon payment of the exercise price, which may be reduced to account for future dividends (subject to certain performance criteria).

Baytex recorded compensation expense related to the share rights under the Share Rights Plan of $0.2 million for the three months ended September 30, 2013 (three months ended September 30, 2012 - $1.0 million) and $0.5 million for the nine months ended September 30, 2013 (nine months ended September 30, 2012 - $2.1 million).

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000s)	Weighted average exercise price
Balance, December 31, 2011(1)	2,971	$16.98
Exercised (2)	(1,366)	16.01
Forfeited (1)	(80)	21.27
Balance, December 31, 2012(1)	1,525	$16.79
Exercised (2)	(498)	15.07
Forfeited (1)	(5)	29.60
Balance, September 30, 2013(1)	1,022	$15.89

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.

(2)	Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

The following table summarizes information about the share rights outstanding at September 30, 2013:

	Exercise Prices Applying Original Grant Price					Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date
PRICE RANGE	Number Outstanding at September 30, 2013 (000s)	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at September 30, 2013 (000s)	Weighted Average Exercise Price	Number Outstanding at September 30, 2013 (000s)	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at September 30, 2013 (000s)	Weighted Average Exercise Price
$2.26 to $8.75	—	$—	—	—	$—	240	$6.74	0.1	240	$6.74
$8.76 to $15.25	6	12.67	0.4	6	12.67	114	12.88	0.9	114	12.88
$15.26 to $21.75	274	18.33	0.1	274	18.33	593	18.58	1.2	593	18.58
$21.76 to $28.25	687	27.04	1.2	687	27.04	45	26.55	1.4	45	26.55
$28.26 to $34.75	32	31.83	1.5	32	31.83	28	31.38	1.8	22	31.71
$34.76 to $40.87	23	37.50	2.0	16	37.12	2	38.83	2.2	1	38.81
$2.26 to $40.87	1,022	$25.00	0.9	1,015	$24.91	1,022	$15.89	0.9	1,015	$15.79

10.    NET INCOME PER SHARE
Baytex calculates basic income per share based on the net income attributable to shareholders and a weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted and share rights were exercised. The treasury stock method is used to determine the dilutive effect of share awards and share rights whereby the potential conversion of share awards, the estimated proceeds from the exercise of share rights and the amount of compensation expense, if any, attributed to future services not yet recognized, are assumed to be used to purchase common shares at the average market price during the periods.

	Three Months Ended September 30
	2013			2012
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$87,331	124,172	$0.70	$26,773	120,469	$0.22
Dilutive effect of share awards	—	937	—	—	958	—
Dilutive effect of share rights	—	461	—	—	466	—
Net income - diluted	$87,331	125,570	$0.70	$26,773	121,893	$0.22

	Nine Months Ended September 30
	2013			2012
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$133,672	123,318	$1.08	$227,011	119,476	$1.90
Dilutive effect of share awards	—	1,027	—	—	1,214	—
Dilutive effect of share rights	—	515	—	—	601	—
Net income - diluted	$133,672	124,860	$1.07	$227,011	121,291	$1.87

11.    INCOME TAXES
The provision for income taxes has been computed as follows:

	Nine Months Ended September 30
	2013	2012
Net income before income taxes	$174,240	$349,829
Expected income taxes at the statutory rate of 25.51% (2012 – 25.45%)(1)	44,449	89,031
Increase (decrease) in income taxes resulting from:
Share-based compensation	7,020	7,369
Effect of rate adjustments for foreign jurisdictions	(4,067)	22,357
Effect of change in opening tax pool balances	(393)	3,680
Remeasurement of deferred tax assets	(6,441)	—
Other	—	381
Income tax expense	$40,568	$122,818

(1)	The change in statutory rate is related to changes in the provincial apportionment of income.

12.    REVENUES

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Petroleum and natural gas revenues	$422,068	$298,953	$1,033,927	$924,740
Royalty charges	(83,396)	(47,758)	(190,684)	(146,772)
Royalty income	723	833	2,820	2,649
Revenues, net of royalties	$339,395	$252,028	$846,063	$780,617

13. FINANCING COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Bank loan and other	$2,884	$2,488	$7,364	$8,172
Long-term debt	7,755	8,700	23,149	20,981
Accretion on asset retirement obligations	1,817	1,663	5,167	4,942
Debt financing costs	22	11	2,178	860
Financing costs	$12,478	$12,862	$37,858	$34,955

14.     SUPPLEMENTAL INFORMATION
Foreign Exchange

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Unrealized foreign exchange (gain) loss	$(4,030)	$(5,346)	$4,706	$(3,234)
Realized foreign exchange gain	(28)	(902)	(3,629)	(1,002)
Foreign exchange (gain) loss	$(4,058)	$(6,248)	$1,077	$(4,236)

15.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Foreign Currency Risk

At September 30, 2013, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	October 2013	US$ 1.00 million	1.0433	(1)
Monthly average collar	October to December 2013	US$ 1.00 million	1.0000 – 1.0720	(1)
Monthly average collar	October to December 2013	US$ 1.00 million	1.0100 – 1.0725	(1)
Monthly average collar	October to December 2013	US$ 1.00 million	1.0200 – 1.0575	(1)
Monthly average collar	October to December 2013	US$ 1.00 million	1.0200 – 1.0655	(1)
Monthly average collar	October to December 2013	US$ 1.00 million	1.0250 – 1.0702	(1)
Monthly average collar	October to December 2013	US$ 2.00 million	1.0300 – 1.0650	(1)
Monthly forward spot sale	October to December 2013	US$19.00 million	1.0361	(2)
Monthly average rate forward	October to December 2013	US$ 6.25 million	1.0414	(1)
Monthly average collar	October to December 2013	US$ 0.25 million	0.9700 – 1.0310	(1)
Monthly average rate forward	October 2013 to December 2014	US$ 2.00 million	1.0388	(2)
Monthly average rate forward	January to December 2014	US$ 0.50 million	1.0582	(1)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0300 – 1.0600	(1)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0350 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0375 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0400 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0430 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0450 – 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0500 – 1.1100	(1)(3)
Sold call option	January to December 2014	US$ 1.00 million	1.0300	(1)(4)
Sold call option	January to December 2014	US$ 1.00 million	1.0320	(1)(4)
Sold call option	January to December 2014	US$ 2.00 million	1.0450	(1)(4)
Sold call option	January to December 2014	US$ 2.00 million	1.0500	(1)(4)
Sold call option	January to December 2014	US$ 1.00 million	1.0530	(1)(4)
Sold call option	January to December 2014	US$ 1.00 million	1.0547	(1)(4)
Sold call option	July to December 2014	US$ 6.00 million	1.0500	(1)(4)
Sold call option	July to December 2014	US$ 4.00 million	1.0520	(1)(4)

(1)	Actual contract rate (CAD/USD).

(2)	Based on the weighted average contract rates (CAD/USD).
(3) Monthly sales price above the upper end of the price collar will result in settlement at the lower end of the price collar.
(4) Counterparty has the option to enter into a monthly average rate forward for the periods, amounts per month and sales prices noted.

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
U.S. dollar denominated	US$115,089	US$124,048	US$192,971	US$201,980

Interest Rate Risk

As at September 30, 2013, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay fixed, receive floating	October 2013 to September 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	October 2013 to September 2014	US$90.0 million	4.39%	3-month LIBOR

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company’s risk management policy, financial derivatives are not to be used for speculative purposes.

Financial Derivative Contracts

At September 30, 2013, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	October to November 2013	1,000 bbl/d	US$100.00	WTI
Fixed – Sell	October to December 2013	25,500 bbl/d	US$99.44	WTI
Fixed – Sell	October 2013 to March 2014	2,000 bbl/d	US$101.88	WTI
Fixed – Sell	December 2013 to March 2014	1,000 bbl/d	US$98.50	WTI
Sold call option(2)	December 2013 to March 2014	1,000 bbl/d	US$101.00	WTI
Fixed – Sell	January to March 2014	8,500 bbl/d	US$99.65	WTI
Sold call option(2)	January to March 2014	1,500 bbl/d	US$100.00	WTI
Fixed – Sell	January to June 2014	1,750 bbl/d	US$100.36	WTI
Sold call option(2)	January to June 2014	1,000 bbl/d	US$104.70	WTI
Sold call option(2)	January to June 2014	1,000 bbl/d	US$99.50	WTI
Sold call option(2)	January to June 2014	1,000 bbl/d	US$99.00	WTI
Fixed – Sell	January to September 2014	1,000 bbl/d	US$97.98	WTI
Fixed – Sell	January to December 2014	3,500 bbl/d	US$95.43	WTI
Fixed – Buy	January to December 2014	380 bbl/d	US$101.06	WTI
Fixed – Sell	April to June 2014	5,000 bbl/d	US$100.16	WTI
Sold call option(2)	April to September 2014	2,000 bbl/d	US$100.00	WTI
Fixed – Sell	July to September 2014	2,000 bbl/d	US$99.13	WTI
Fixed – Sell	July to December 2014	3,000 bbl/d	US$95.40	WTI
Sold call option(2)	July to December 2014	1,000 bbl/d	US$95.00	WTI
Sold call option(2)	July 2014 to June 2015	4,000 bbl/d	US$95.00	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	October 2013	2,500 mmBtu/d	US$4.16	NYMEX
Price collar	October 2013	10,000 mmBtu/d	US$3.50 - US$3.75	NYMEX
Fixed – Sell	October to December 2013	2,000 GJ/d	$3.37	AECO
Fixed – Sell	October to December 2013	5,000 mmBtu/d	US$4.05	NYMEX
Basis swap	October to December 2013	2,000 mmBtu/d	NYMEX less US$0.375	AECO
Basis swap	October to December 2013	1,000 mmBtu/d	NYMEX less US$0.388	AECO
Basis swap	October to December 2013	2,000 mmBtu/d	NYMEX less US$0.428	AECO
Price collar	November 2013 to March 2014	10,000 mmBtu/d	US$4.00 – US$4.50	NYMEX
Price collar	November 2013 to March 2014	2,500 mmBtu/d	US$4.20 – US$4.60	NYMEX
Fixed – Sell	January to December 2014	2,000 mmBtu/d	US$4.45	NYMEX
Sold call option	January to December 2014	2,000 mmBtu/d	US$4.45	NYMEX
Fixed – Sell	April 2014 to March 2015	10,000 mmBtu/d	US$4.08	NYMEX

(1)	Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Realized loss (gain) on financial derivatives	$19,718	$(8,573)	$6,822	$(11,913)
Unrealized (gain) loss on financial derivatives	(653)	7,139	11,693	(36,043)
Loss (gain) on financial derivatives	$19,065	$(1,434)	$18,515	$(47,956)

Subsequent to September 30, 2013, Baytex added the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Basis swap	January to December 2014	2,000 bbl/d	WTI less US$22.90	WCS
Fixed – Sell	April to September 2014	500 bbl/d	US$100.00	WTI
Fixed – Sell	July to September 2014	1,000 bbl/d	US$100.25	WTI
Sold call option(2)	July 2014 to June 2015	1,000 bbl/d	US$96.00	WTI
Sold call option(2)	January to December 2015	1,000 bbl/d	US$92.00	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Basis swap	November 2013 to March 2014	10,000 mmBtu/d	NYMEX less US$0.360	AECO
Basis swap	November 2013 to March 2014	5,000 mmBtu/d	NYMEX less US$0.370	AECO

(1)	Based on the weighted average price/unit for the remainder of the contract.

Physical Delivery Contracts

As at September 30, 2013, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)
WCS Blend	October 2013 to December 2014	2,000 bbl/d	WTI x 81.00%
WCS Blend	October to December 2013	2,000 bbl/d	WTI less US$21.50
WCS Blend	October to December 2013	2,750 bbl/d	WTI x 80.00%
WCS Blend	October to December 2013	2,750 bbl/d	WTI less US$21.00

(1)	Based on the weighted average price/unit for the remainder of the contract.

Condensate (diluent)	Period	Volume	Price/Unit
Fixed – Buy	October to December 2013	160 bbl/d	WTI plus US$3.10

At September 30, 2013, Baytex had committed to deliver the volumes of raw bitumen noted below to market on rail:

Heavy Oil	Period	Term Volume
Raw bitumen	October to December 2013	11,700 bbl/d
Raw bitumen	January to March 2014	4,000 bbl/d
Raw bitumen	April to June 2014	3,675 bbl/d

16.     CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS
Baytex filed a Short Form Base Shelf Prospectus on October 25, 2013, with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus"), to replace a Short Form Base Shelf Prospectus filed on August 4, 2011.  The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $750 million (Canadian).

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy's credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

The following tables present condensed interim unaudited consolidating financial information as at September 30, 2013, and December 31, 2012 and for the three and nine months ended September 30, 2013 and 2012 for: 1) Baytex, on a stand-alone basis, 2) Guarantor subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
As at September 30, 2013
Current assets	$2	$205,185	$306	$—	$205,493
Intercompany advances and investments	1,613,099	(464,020)	78,862	(1,227,941)	—
Non-current assets	2,435	2,533,241	—	—	2,535,676
Current liabilities	32,603	239,795	242	—	272,640
Bank loan and long-term debt	446,659	244,651	—	—	691,310
Asset retirement obligation and other non-current liabilities	$—	$481,154	$—	$—	$481,154

As at December 31, 2012
Current assets	$4	$194,086	$249	$—	$194,339
Intercompany advances and investments	1,756,923	(555,059)	70,298	(1,272,162)	—
Non-current assets	2,435	2,341,303	—	—	2,343,738
Current liabilities	39,478	179,503	214	—	219,195
Bank loan and long-term debt	441,195	116,394	—	—	557,589
Asset retirement obligation and other non-current liabilities	$—	$461,881	$—	$—	$461,881

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the nine months ended September 30, 2013
Revenues, net of royalties	$22,741	$847,188	$17,370	$(41,236)	$846,063
Production, operation and exploration	—	214,517	—	—	214,517
Transportation and blending	—	120,754	—	—	120,754
General, administrative and unit-based compensation	1,125	60,511	73	(1,125)	60,584
Financing, derivatives, foreign exchange and other (gains)/losses	5,559	71,024	(11)	(40,111)	36,461
Depletion and depreciation	—	239,507	—	—	239,507
Income tax expense	—	40,568	—	—	40,568
Net income (loss)	$16,057	$100,307	$17,308	$—	$133,672

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended September 30, 2013
Revenues, net of royalties	8,439	340,550	4,731	(14,325)	339,395
Production, operation and exploration	—	74,725	—	—	74,725
Transportation and blending	—	33,178	—	—	33,178
General, administrative and unit-based compensation	1,155	19,556	—	(1,155)	19,556
Financing, derivatives, foreign exchange and other (gains)/losses	(18,315)	58,942	(10)	(13,170)	27,447
Depletion and depreciation	—	74,397	—	—	74,397
Income tax expense	—	22,761	—	—	22,761
Net income (loss)	25,599	56,991	4,741	—	87,331

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the nine months ended September 30, 2012
Revenues, net of royalties	$20,386	$781,743	$13,766	$(35,278)	$780,617
Production, operation and exploration	—	181,830	—	—	181,830
Transportation and blending	—	153,953	—	—	153,953
General, administrative and share-based compensation	1,126	61,062	137	(1,126)	61,199
Financing, derivatives, foreign exchange and other (gains)/losses	25,130	(171,709)	3	(34,152)	(180,728)
Depletion and depreciation	—	214,534	—	—	214,534
Income tax expense	—	122,818	—	—	122,818
Net income (loss)	$(5,870)	$219,255	$13,626	$—	$227,011

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended September 30, 2012
Revenues, net of royalties	8,678	252,528	5,442	(14,620)	252,028
Production, operation and exploration	—	59,646	—	—	59,646
Transportation and blending	—	44,426	—	—	44,426
General, administrative and share-based compensation	500	19,662	11	(500)	19,673
Financing, derivatives, foreign exchange and other (gains)/losses	12,597	18,618	—	(14,120)	17,095
Depletion and depreciation	—	71,642	—	—	71,642
Income tax expense	—	12,773	—	—	12,773
Net income (loss)	(4,419)	25,761	5,431	—	26,773

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the nine months ended September 30, 2013
Cash provided by (used in):
Operating activities	$21,677	$422,574	$15,322	$—	$459,573

Payment of dividends	(177,117)	—	—	—	(177,117)
Decrease in bank loan	—	128,257	—	—	128,257
Change in intercompany loans	178,347	(173,385)	(4,962)	—	—
Increase in equity	7,412	—	—	—	7,412
Interest paid	(30,319)	175	(10,609)	—	(40,753)
Financing activities	(21,677)	(44,953)	(15,571)	—	(82,201)

Additions to exploration and evaluation assets	—	(7,608)	—	—	(7,608)
Additions to oil and gas properties	—	(458,232)	—	—	(458,232)
Property acquisition	—	(36)	—	—	(36)
Corporate acquisition	—	(3,586)	—	—	(3,586)
Proceeds from divestitures	—	44,962	—	—	44,962
Additions to other plant and equipment, net of disposals	—	(4,732)	—	—	(4,732)
Change in non-cash working capital	—	52,085	—	—	52,085
Investing activities	—	(377,147)	—	—	(377,147)

Impact of foreign currency translation on cash balances	$—	$(1,747)	$—	$—	$(1,747)

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the nine months ended September 30, 2012
Cash provided by (used in):
Operating activities	$7,764	$397,897	$10,769	$—	$416,430

Payment of dividends	(160,813)	—	—	—	(160,813)
Increase in bank loan	—	(130,175)	—	—	(130,175)
Proceeds from issuance of long-term debt	293,761	—	—	—	293,761
Redemption of long-term debt	(156,863)	—	—	—	(156,863)
Change in intercompany loans	9,546	96,721	(106,267)	—	—
Increase in investments	—	(106,267)	—	106,267	—
Increase in equity	18,463	—	106,267	(106,267)	18,463
Interest paid	(11,858)	(9,770)	(10,769)	—	(32,397)
Financing activities	(7,764)	(149,491)	(10,769)	—	(168,024)

Additions to exploration and evaluation assets	—	(12,096)	—	—	(12,096)
Additions to oil and gas properties	—	(339,843)	—	—	(339,843)
Property acquisitions	—	(13,467)	—	—	(13,467)
Proceeds from divestitures	—	316,200	—	—	316,200
Current income tax expense on divestiture		(13,629)			(13,629)
Additions to other plant and equipment, net of disposals	—	(9,121)	—	—	(9,121)
Change in non-cash working capital	—	20,558	—	—	20,558
Investing activities	—	(51,398)	—	—	(51,398)

Impact of foreign currency translation on cash balances	$—	$(1,747)	$—	$—	$(1,747)